UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

NOTICE TO THE MARKET

CPFL ENERGIA ANNOUNCES CEO SUCCESSION

CPFL Energia SA ("CPFL Energia" or "Company") announces to its shareholders, investors and the market in general that, at a meeting held today, the Board of Directors approved the selection of Andre Dorf to become CEO of the company, as from July 1st, 2016, succeeding Wilson Ferreira Jr., who has held the position since 2000.

As Chief Executive Officer-designate, Andre Dorf will initiate a transition process with Wilson Ferreira Jr., who will fully exercise his duties as CEO until July 1st, 2016.

Andre Dorf is currently the CEO of CPFL Renováveis SA, and has extensive experience as CEO and member of the board of executive officers of companies in Brazil, having served until 2013 as CEO of Suzano Energia Renovável and previously at Suzano Papel e Celulose as Executive Director of Strategy, Business Development and Investor Relations (from 2008 to 2010), Executive Director of the Paper Business Unit (from 2005 to 2008) and Executive Director of Development and New Businesses (from 2003 to 2005). He graduated in Business Administration from the Getúlio Vargas Foundation (FGV) and began his career in 1996, working in investment banks like Banco Patrimônio de Investimentos, Chase Manhattan Bank and JP Morgan (in Sao Paulo and New York).

The Board of Directors expressed its acknowledgment to Wilson Ferreira Jr. for his continued and decisive dedication and contribution to the Company during the period in which he exercised his functions, and for his active commitment in the transition program.

São Paulo, April 13, 2016.

CPFL ENERGIA S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.